Exhibit 21.1

WILLIS LEASE FINANCE CORPORATION

AND SUBSIDIARIES

List of Subsidiaries

State or Jurisdiction
Subsidiary	of Incorporation
Willis Engine Securitization Trust	Delaware

WEST Engine Funding LLC	Delaware

WEST Engine Funding (Ireland) Limited	Rep. of Ireland

WLFC (Ireland) Limited	Rep. of Ireland

Willis Lease (Ireland) Limited	Rep. of Ireland

WLFC Funding (Ireland) Limited (Inactive)	Rep. of Ireland